Exhibit 4.01

DESCRIPTION OF SECURITIES

The following is a brief description of the common stock, par value $0.01 per share (the “Common Stock”), of Monro, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

The following description of our Common Stock does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and our amended and restated bylaws (the “Bylaws”). Copies of our Certificate of Incorporation and Bylaws are available on the Company’s corporate website at www.corporate.monro.com.

General

Our Certificate of Incorporation authorizes us to issue up to 69,900,000 shares of capital stock, consisting of 65,000,000 shares of Common Stock, 150,000 shares of Class C Convertible Preferred Stock, par value $1.50 per share (“Class C Preferred”), and 4,750,000 shares of serial preferred stock, par value $0.01 per share (“Serial Preferred”). Our Common Stock is listed on the Nasdaq under the symbol “MNRO.”

Voting Rights

Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. As described further below, the voting rights of holders of Common Stock are subject to the voting rights of Class C Preferred.

Dividend Rights

Subject to the dividend rights of any outstanding preferred stock, including the Class C Preferred, each holder of shares of Common Stock is entitled to receive dividends out of legally available funds as our board of directors may declare in its discretion.

No Preemptive or Similar Rights

Holders of shares of Common Stock have no preemptive, conversion or redemption rights. The Common Stock is not subject to any sinking fund provisions. Our outstanding shares of Common Stock are fully paid and non-assessable.

Liquidation Rights

After distribution in full of the preferential amounts to be distributed to the holders of all classes of stock, including Class C Preferred, in the event of a voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Common Stock are entitled to receive all of our remaining assets.

Preferred Stock

Class C Preferred. At least 60% of the shares of Class C Preferred must vote as a separate class or unanimously consent to effect or validate any action taken by our Common Stock. Therefore, the Class C Preferred holders have an effective veto over all matters put to a vote of our Common Stock, and could use that veto power to block any matter that the holders of Common Stock may approve.

Holders of Class C Preferred are also entitled to dividends declared by the board of directors as if their shares of Class C Preferred had converted to Common Stock. At their option, holders of Class C Preferred may convert their shares of Class C Preferred into shares of Common Stock at any time. Subject to adjustment as described in the Certificate of Incorporation, one share of Class C Preferred converts into 61.275 shares of Common Stock. The rate at which the Class C Preferred converts into Common Stock allows the Class C Preferred to maintain its current percentage interest in the Company regardless of whether the Company pays a dividend in shares of its Common Stock, subdivides or combines its outstanding shares of Common Stock, or takes other similar action, whereas the Common Stock has no similar rights. The effect of this feature on the Common Stock is that the value of and voting rights of Common Stock may be reduced more easily than value of and voting rights of Class C Preferred. In addition, each share of Class C Preferred is entitled to receive an amount equal to the greater of (i) $1.50 per share of Class C Preferred and (ii) the amount that would have been received if the share of Class C Preferred had been converted to shares of Common Stock immediately prior to any liquidation, dissolution or winding up.

The Class C Preferred will automatically and mandatorily convert on the earliest of (i) August 15, 2026, (ii) the first business day immediately prior to the record date established for the determination of shareholders entitled to vote at our 2026 annual meeting, and (iii) the date on which the holders Class C Preferred, in the aggregate, cease to beneficially own at least 50% of all shares of the Class C Preferred issued and outstanding as of May 12, 2023.

Serial Preferred.  Our board of directors has authority, without further action by holders of Common Stock, to issue up to 4,750,000 shares of Serial Preferred. Our board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the Certificate of Incorporation and the laws of the State of New York. The issuance of any shares of Serial Preferred may negatively affect the rights of our Common Stock by potentially diluting the voting power of shares of our Common Stock or lowering the market price of our Common Stock.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company.

Supermajority Voting

Certain articles of our Certificate of Incorporation may only be amended by the affirmative vote of at least two-thirds of the outstanding shares of Common Stock.

Voting Rights of Class C Preferred

Because any action taken by our Common Stock must also be approved by at least 60% of the shares of Class C Preferred, voting separately as a class or by unanimous written consent, the Class C Preferred has the power to block any potential change in control that must be approved by the Company’s shareholders.

Preferred Stock

As described above under “—Preferred Stock,” our board of directors has the ability to issue shares of Serial Preferred without shareholder approval.

Classified Board

Our Certificate of Incorporation provided for a classified board of directors until August 2023. Currently, approximately half of our board of directors is elected at each year’s annual meeting of shareholders. Beginning with our 2025 annual meeting, all of our directors will be elected annually.

Advance Notice of Shareholder Proposals

Our Certificate of Incorporation provides that any shareholder who wishes to bring business before a meeting of the shareholders, or to nominate a director for election at the meeting, must deliver advance notice of its proposal or nomination to the Company before the meeting.